FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For June 11, 2019

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 11, 2019

Deswell Announces Second Half 2019 Results

-  Company Announces Second Half Cash Dividend of 0.07 Per Share -

FOR IMMEDIATE RELEASE

MACAO (June 11, 2019) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its unaudited financial results for the second half of the fiscal year ended March 31, 2019.

Net sales for the six months ended March 31, 2019 were $31.8 million, an increase of 2.8% compared to net sales of $30.9 million for the six months ended March 31, 2018. Net sales increased by 4.9% to $15.1 million in the plastic segment and increased by 1.0% to $16.5 million in the Company’s electronic segment.

Total gross margin increased to 17.2% during the six months ended March 31, 2019, as compared to 12.6% in the same period last year.  Gross profit margin in the plastic segment increased to 20.9% of net sales for the second half of fiscal 2019, as compared to 14.7% of net sales for the corresponding period of last fiscal year.   The increase in gross profit and margin in the plastic segment was mainly due to the decreases in labor cost, as a result of the reduction in headcount, as well as in factory overhead, as a percentage of sales. Gross profit for the electronic segment for the six months ended March 31, 2019 increased from 10.8% in second half of fiscal 2018 to 13.9% in the second half of fiscal 2019. The increase was mainly due to reduction in raw materials costs.

Operating income for the second half of fiscal 2019 was $0.3 million, as compared to an operating income of $0.2 million for the same period of fiscal 2018.

The Company reported net income of $1.5 million for the six months ended March 31, 2019, as compared to net income of $2.5 million for the six months ended March 31, 2018.  Non-operating income for the six months ended March 31, 2019 was $1.4 million, as compared to non-operating income of $2.3 million in the year-ago six months.  Non-operating income during the six months ended March 31, 2019 was primarily comprised of $756,000 from rental income, $454,000 of dividend income from securities investment, $88,000 from interest income, $217,000 from a decrease in the fair value of marketable securities, as well as $350,000 of realized gain from the sale of marketable securities, Deswell reported basic and diluted income per share of $0.10 for the second half of fiscal 2019 (based on 15,885,000 and 15,969,000 weighted average shares outstanding, respectively), as compared to basic and diluted income share of $0.16 (based on 15,885,000 and 15,953,000 weighted average shares outstanding), for the six months ended March 31, 2018.

Net sales for the year ended March 31, 2019 were $66.6 million, an increase of 9.7% compared to net sales of $60.7 million for fiscal 2018.  Operating income for the year ended March 31, 2019 decreased to $0.5 million, as compared to operating income of $1.8 million for fiscal 2018.  The decrease was mainly attributed to the provision of $403,000 for doubtful accounts in fiscal 2019, as compared to the reversal of $654,000 for doubtful account in fiscal 2018.  The Company reported net income of $4.3 million in fiscal 2019, as compared to net income of $6.2 million for the year ended March 31, 2018.  Deswell reported basic and diluted net income per share of $0.27 for fiscal 2019, (based on 15,885,000 and 16,059,000 weighted average share outstanding, respectively), as compared to basic and diluted income per share of $0.39 (based on 15,855,000 and 15,985,000 weighted average shares outstanding), for the prior fiscal year.

The Company's financial position remained strong, with $14.4 million in cash and cash equivalents and working capital totaled $54.4 million as of March 31, 2019. Furthermore, the Company has no long-term or short-term borrowings as of March 31, 2019.

Mr. Edward So, Chief Executive Officer, commented, “Fiscal 2019 represents our fourth consecutive year of revenue increases, with our sales up 75 percent since we returned to growth in fiscal 2016.  Both of our divisions performed well, benefiting from strong relationships with longstanding customers, as well as the addition of multiple new customers.  We also saw improved gross margins during the six month period due to reduced labor and raw material costs.  Furthermore, we continue to monitor the ongoing US-China trade tension and are prepared to proactively adjust our strategy if necessary to support continued growth.  Our balance sheet remains solid and we look forward to continuing to carefully allocate capital and focus on driving profitability.”

Second Half Dividend

The Company also announces that its board of directors today declared a cash dividend of $0.07 per share for the second half of the fiscal year ended March 31, 2019.  The dividend will be payable on July 12, 2019 to shareholders of record as of June 25, 2019.

Dividends to be declared in the future will depend upon the Company’s future growth and earnings, of which there can be no assurance, and the Company’s cash flow needs for future development.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements
Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the Renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
IMS Investor Relations
203.972.9200

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
( U.S. dollars in thousands)

	March 31,	March 31,
	2019	2018
ASSETS	(Unaudited)	(Audited)

Current assets :
Cash and cash equivalents	$14,371	$15,192
Time deposits maturing over three months	371	2,190
time deposits maturing over twelve months	-	3,129
Marketable securities (note 2)	24,446	17,282
Accounts receivable,net.	15,734	15,912
Inventories (note 3)	13,030	12,933
Prepaid expenses and other current assets	2,006	2,267
Total current assets	69,958	68,905
Property, plant and equipment - net	30,211	31,494
Total assets	$100,169	$100,399

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$6,253	$8,596
Accrued payroll and employee benefits	5,676	5,566
Customer deposits	1,298	1,707
Other accrued liabilities	1,662	1,873
Income taxes payable	657	603
Total current liabilities	15,546	18,345
Deferred income tax liabilities	659	775
Total liabilities	16,205	19,120

Shareholders' equity
Common shares nil par value - authorized 30,000,000 shares,
shares issued and outstanding as of March 31, 2019 and
March 31, 2018 - 15,885,239, respectively.	53,063	53,063
Treasury stock at cost; 1,146,571 shares as of March 31, 2019 and 2018	(2,821)	(2,821)
Additional paid-in capital	8,005	8,005
Accumulated other comprehensive income	5,316	5,316
Retained earnings	20,401	17,716
Total shareholders' equity	83,964	81,279
Total liabilities and shareholders' equity	$100,169	$100,399

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF OPERATIONS & COMPREHENSIVE INCOME
(UNAUDITED)
(U.S. dollars in thousands, except per share data)

	Six months ended		Year ended
	March 31,		March 31,
	2019	2018	2019	2018

Net sales	$31,786	$30,908	$66,581	$60,667
Cost of sales	26,306	27,015	56,311	50,953
Gross profit	5,480	3,893	10,270	9,714
Selling, general and administrative expenses	4,696	4,372	9,459	8,806
Other income (expense), net	(501)	696	(278)	894
Operating income (loss)	283	217	533	1,802
Non-operating income, net (note 3)	1,402	2,265	3,884	4,395
Income before income taxes	1,685	2,482	4,417	6,197
Income taxes	169	(39)	1447	7
Net income attributable to Deswell Industries, Inc.	$1,516	$2,521	$4,273	$6,190

Other comprehensive income	$-	$-	$-	$-

Comprehensive income (loss) attributable to Deswell Industries, Inc.	$1,516	$2,521	$4,273	$6,190

Net income per share attributable to
Deswell Industries, Inc. (note 5)
Basic:
Net income per share	$0.10	$0.16	$0.27	$0.39
Weighted average common shares outstanding
shares (in thousands)	15,885	15,885	15,885	15,885

Diluted:
Net income (loss) per share	$0.10	$0.16	$0.27	$0.39
Weighted average number of shares
outstanding (in thousands)	15,969	15,953	16,059	15,985

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

( U.S. dollars in thousands )	Year ended
	Mar 31,
	2019	2018
Cash flows from operating activities :
Net income	$4,273	$6,190
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,114	2,138
Provision for (reversal of) doubtful accounts, net	403	(674)
Additional charges for obsolescence allowance of inventories, net	256	296
Loss on disposal of property, plant and equipment	22	61
Unrealized holding gain on marketable securities	(891)	(1,401)
Gain on sales of marketable securities	(746)	(609)
Scrip dividend received	(33)	(168)
Deferred income tax	(116)	(114)
Changes in operating assets and liabilities :
Accounts receivable	(225)	(2,079)
Inventories	(353)	(2,541)
Prepaid expenses and other current assets	261	152
Accounts payable	(2,343)	3,444
Accrued payroll and employee benefits	110	923
Customer deposits	(409)	(445)
Other accrued liabilities	(211)	399
Income taxes payable	54	127
Net cash provided by operating activities	2,166	5,699

Cash flows from investing activities
Purchase of property, plant and equipment	(878)	(1,707)
Proceeds from sale of property, plant and equipment, net of transaction costs	25	6
Purchase of marketable securities	(12,704)	(5,357)
Proceeds from sales of marketable securities	7,210	6,580
Release of fixed deposits maturing over three months	1,819	3,232
Decrease in (increase in) fixed deposits maturing over twelve months	3,129	(227)
Net cash (used in) provided by investing activities	(1,399)	2,527

Cash flows from financing activities
Dividends paid	(1,588)	(1,112)
Net cash used in financing activities	(1,588)	(1,112)

Net (decrease) increase in cash and cash equivalents	(821)	7,114
Cash and cash equivalents, beginning of year	15,192	8,078
Cash and cash equivalents, end of year	14,371	15,192

Supplementary disclosures of cash flow information :
Cash paid during the year for :
Interest	-	-
Income taxes	-	85

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

1.	Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at March 31, 2019 and March 31, 2018, the results of operations for the six months and year ended March 31, 2019 and March 31, 2018, and the cash flows for the year ended March 31, 2019 and 2018. The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 13, 2018 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.	Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain (loss) and cost are as follows:

	March 31, 2019
	Cost	Gross Unrealized gain	Fair value
Marketable securities

Equity securities	$21,746	$2,700	$24,446

	March 31, 2018
	Cost	Gross Unrealized gain	Fair value
Marketable securities

Equity securities	$15,473	$1,809	$17,282

Marketable Securities

The Company acquired equity securities listed on the Hong Kong Stock Exchange and Australian Securities Exchange. These securities are recorded at fair value based on quoted market prices.

Unrealized gain from these marketable securities for the six months ended March 31, 2019 is included in the non-operating income of the consolidated statement of income (loss).

During the second half of fiscal 2019, there was realized gain of $350 from the sale of marketable securities.

3.	Inventories

	March 31,	March 31,
	2019	2018
Inventories by major categories :
Raw materials	$7,020	$6,961
Work in progress	3,884	3,698
Finished goods	2,126	2,274
	$13,030	$12,933

4.	Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

The net income for the six months ended March 31, 2019 and 2018 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, and (ii) electronic products and subassemblies of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Six Months Ended March 31, 2019 Compared to Six Months Ended March 31, 2018

Net Sales - The Company's net sales for the six months ended March 31, 2019 were $31,786,000, an increase of $878,000 or 2.8% as compared to $30,908,000 in the corresponding period in fiscal 2018. The increase was related to an increase of $706,000 in our plastic segment and of $172,000 in the electronic segment as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The increase in net sales in the plastic segment was related to an increase in orders from existing customers of $184,000 for printers and $1,209,000 mainly for tooling and other products, offsetting a decrease in orders from other existing customers of $740,000, mainly for telephones, office equipment and medical products.

The revenue increase in the electronic segment was mainly due to an increase in orders of $499,000 from existing customers for home entertainment products, offsetting a decrease $327,000 in sales for professional audio equipment from other existing customers.

Gross Profit - Gross profit for the second half of fiscal 2019 was $5,480,000, representing a gross profit margin of 17.2%. This compared with the overall gross profit and gross profit margin of $3,893,000 or 12.6% for the second half of fiscal 2018.

Gross profit in the plastic segment increased by $1,050,000 to $3,171,000 or 20.9% of net sales for the six months ended March 31, 2019, as compared to $2,121,000 or 14.7% of net sales, for the same period in the prior fiscal year.  The increase in gross margin for the plastic segment was mainly due to the decreases in labor costs and in factory overhead, as percentage of net sales, when compared with the same period of last year.

During the six months ended March 31, 2019, gross profit and margin in the electronic segment increased by $537,000 from $1,772,000, and from 10.8% from 13.9% of net sales for the same period of last fiscal year. The increase in gross margin was mainly attributed to the decrease in raw materials cost as compared with the same period of last fiscal year.

Selling, general and administrative expenses - SG&A expenses for the six months ended March 31, 2019 were $4,696,000 or 14.8% of total net sales, as compared to $4,372,000 or 14.1% of total net sales for the six months ended March 31, 2018.

Corporate expenses increased by $276,000 to $754,000 for the six months ended March 31, 2019 as compared to $478,000 for the same period ended March 31, 2018. The increase was primarily related to the increase of the provision of long service compensation.

SG&A expenses in the plastic segment increased by $18,000 to $2,348,000 or 15.5% of net sales for the second half of fiscal 2019, compared to $2,330,000 or 16.1% of net sales for the corresponding period in fiscal 2018. The increase in SG&A expenses was due to an increase of $18,000 in staff cost and welfare, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic segment increased by $30,000 to $1,594,000 or 9.6% of net sales for the six months ended March 31, 2019, compared to $1,564,000 or 9.5% of net sales for the corresponding period in fiscal 2018. The increase was primarily related to an increase of $137,000 in staff cost and welfare, offsetting decrease of $99,000 in local government taxes and registration fees, when compared to the corresponding period in the prior fiscal year.

Other expense - Other expense was $501,000 for the six months ended March 31, 2019, as compared to other income of $696,000 in the corresponding six months of the prior fiscal year.

On a segment basis, other expense attributable to the plastic segment for the six months ended March 31, 2019, was $461,000, as compared to other income of $645,000 for the same period in the prior fiscal year. The decrease in other income was mainly due to an exchange loss of $178,000, a loss of $23,000 from the disposal of fixed assets, and a provision of $345,000 for doubtful debts during the second half of fiscal 2019, as compared to an exchange income of $104,000, a reversal of provision of $549,000 for doubtful debts, and a loss of $44,000 from the disposal of fixed assets during the same period of fiscal 2018.

Other expense attributable to the electronic segment for the six months ended March 31, 2019 was $40,000, as compared with other income of $51,000 for the corresponding period in the prior fiscal year. The decrease in other income was mainly due to a decrease of $173,000 in other income, offsetting a decrease of $96,000 in exchange loss, during the six months ended March 31, 2019, as compared to the same period of last fiscal year.

Operating Income - Operating income was $283,000 for the six months ended March 31, 2019, as compared to operating income of $217,000 in the corresponding six months in the prior fiscal year.

Corporate expenses of $754,000 and $478,000 were incurred during the fiscal year of 2019 and 2018, respectively.

On a segment basis, the operating income of the plastic segment was $362,000 in the six months ended March 31, 2019, as compared to operating income of $436,000 in the corresponding period in fiscal 2018.   The decrease in operating income in the plastic segment was mainly due to the decrease in other income as described above.

The electronic segment reported operating income of $675,000 in the six months ended March 31, 2019, compared to operating income of $259,000 in the corresponding period in fiscal 2018.  The increase in operating income was mainly due to the increase in gross profit and margin as described above.

Non-operating income – Non-operating income for the six months ended March 31, 2019 was $1,402,000, as compared to non-operating income of $2,265,000 in the year-ago six months.  This was primarily due a decrease of $1,082,000 on change in fair values of marketable securities, offsetting increases of $126,000 in rental income and of $82,000 in realized gain on sale of marketable securities during the six months ended March 31, 2019, as compared to the same six months of the prior fiscal year.

Income Taxes – Income tax for the six months ended March 31, 2019 represented income tax expense of $112,000 and a deferred tax provision of $57,000, as compared to income tax expense of $106,000 and a deferred tax benefit of $145,000 in the corresponding six months of the prior fiscal year.

On a segment basis, there was income tax expense of $30,000 and a deferred tax provision of $57,000 in the plastic segment for the six months ended March 31, 2019, as compared to income tax expense of $47,000 and a deferred tax benefit of $145,000 during the year-ago six months.  Income tax expenses for the electronic segment was $82,000 for the six months ended March 31, 2019, and $59,000 for the corresponding six months of fiscal 2018.

Net income – The Company had net income of $1,516,000 for the six months ended March 31, 2019, as compared to net income of $2,521,000 for the six months ended March 31, 2018.  The decreased net income for the second half of fiscal 2019 was mainly attributed to decreases in other income and in non-operating income as described above.

Net income for the plastic segment for the six months ended March 31, 2019 totaled $1,676,000, as compared to net income of $2,336,000 for the corresponding six months in fiscal 2018. The net income decrease in the second six months of fiscal 2019 for the plastic segment was mainly the result of decreases in other income and non-operating income as described above.

Net income for the electronic segment for the six months ended March 31, 2019 was $594,000, compared to net income of $663,000 for the corresponding six months of fiscal 2018.  The decrease in net income in the second six-month of fiscal 2019 for the electronic segment was mainly attributable to decreases in other income and non-operating income as described above.

Year Ended March 31, 2019 Compared to Year Ended March 31, 2018

Net Sales - The Company's net sales for the year ended March 31, 2019 were $66,581,000, an increase of $5,914,000 or 9.7% as compared to $60,667,000 in the corresponding period in fiscal 2018. The increase was related to increases in sales revenues of $563,000 in our plastic segment and $5,351,000 in our electronic segment, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The revenue increase in the plastic segment was mainly due to an increase of $2,436,000 in orders from existing customers for printers and tooling products offsetting a decrease of $1,936,000 in sales orders from existing customers mainly for telephone and office equipment.

The revenue increase in the electronic segment was mainly due to increase of $3,563,000 in orders from existing customers for professional audio instruments, and of $1,654,000 in orders for home entertainment equipment from other existing customers.

Gross Profit - Gross profit for the year ended March 31, 2019 was $10,270,000, representing a gross profit margin of 15.4%. This compared with the overall gross profit and gross profit margin of $9,714,000 or 16.0% for the year ended March 31, 2018.

Gross profit in the plastic segment decreased by $56,000 to $5,407,000 or 18.8% of net sales for the year ended March 31, 2019, as compared to $5,463,000 or 19.4% of net sales, for the same period in the prior fiscal year.  The slight decrease in gross margin for the plastic segment was mainly due to the decrease in unit selling prices of certain products.

Gross profit in the electronic segment increased by $612,000 to $4,863,000 or 12.9% of net sales for the year ended March 31, 2019, as compared to $4,251,000 or 13.1% of net sales, for the prior fiscal year. The increase in gross profit was mainly attributed to the increase in sales revenues, though gross margin was slightly decreased due to higher raw materials and labor costs, as a percentage of sales, when compared with last fiscal year.

Selling, general and administrative expenses - SG&A expenses for the year ended March 31, 2019 increased by $653,000 to $9,459,000 or 14.2% of total net sales, as compared to $8,806,000 or 14.5% of total net sales for the year ended March 31, 2018.

Corporate expenses increased by $91,000 to $1,346,000 for the year ended March 31, 2019, as compared to $1,255,000 for the year ended March 31, 2018. The increase was primarily related to the increase of the provision of long service compensation.

SG&A expenses in the plastic segment increased by $213,000 to $4,584,000 or 15.9% of net sales for the year ended March 31, 2019, compared to $4,371,000 or 15.5% of net sales for fiscal 2018. The increase was primarily related to an increase of $225,000 in staff costs and welfare, offsetting a decrease of $7,000 in local government taxes and registration fees, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic segment increased by $349,000 to $3,529,000 or 9.3% of net sales for the year ended March 31, 2019, compared to $3,180,000 or 9.8% of net sales for fiscal 2018. The increase was mainly due to increase of $245,000 in staff costs and welfare, and of $53,000 in local government taxes when compared to prior fiscal year.

Other income (expenses), net- Other expense was $278,000 for the year ended March 31, 2019, as compared to other income of $894,000 in the prior fiscal year.

On a segment basis, other expense attributable to the plastic segment for the year ended March 31, 2019 was $560,000, as compared to other income of $910,000 for prior fiscal year. Other expense in fiscal 2019 was mainly due to $249,000 in exchange loss, and a provision of $403,000 for doubtful receivables during fiscal 2019, as compared to$308,000 in exchange income, a reversal of provision of $633,000 for doubtful debts and a loss of $61,000 on disposal of fixed assets in fiscal 2018.

Other income attributable to the electronic segment for the year ended March 31, 2019 was $282,000, as compared with other expense of $16,000 for the prior fiscal year. The increase in other income was mainly due to an increase of $532,000 in exchange income, offsetting a decrease of $196,000 in other income during the year ended March 31, 2019, as compared to last fiscal year.

Operating Income - Operating income was $533,000 for the year ended March 31, 2019, as compared to operating income of $1,802,000 in the prior fiscal year.

Corporate expenses of $1,346,000 and $1,255,000 were incurred during the fiscal year of 2019 and 2018, respectively.

On a segment basis, the operating income in the plastic segment was $263,000 in the year ended March 31, 2019, as compared to operating income of $2,002,000 in fiscal 2018. The decrease in operating income in the plastic segment was mainly due to a decrease in other income as well as an increase in SG&A expense as a percentage of net sales.

The electronic segment reported an operating income of $1,616,000 in the year ended March 31, 2019, compared to an operating income of $1,055,000 in fiscal 2018.  The increase in operating income was mainly due to the increases in gross profit and in other income as described above.

Non-operating income – Non-operating income for the year ended March 31, 2019 was $3,884,000, as compared to non-operating income of $4,395,000 in last fiscal year.  The decrease was primarily due to decreases of $121,000 in dividend income from securities investments, of $510,000 on change of the fair value of marketable securities, and of $277,000 in other income, offsetting increases of $137,000 from realized gain on marketable securities and of $344,000 from rental income, as compared to fiscal 2018.

Income Taxes – Income tax for the year ended March 31, 2019 represented an income tax expense of $236,000 and a deferred tax benefit of $92,000, as compared to an income tax expense of $173,000 and a deferred tax benefit of $166,000 in last fiscal year.

On a segment basis, there was income tax expense of $81,000 and a deferred tax benefit of $92,000 in the plastic segment for the year ended March 31, 2019, as compared to income tax expense of $80,000 and a deferred tax benefit of $166,000 during the last fiscal year.  The income tax expense of the electronic segment was $155,000 for the year ended March 31, 2019, as compared to $93,000 in fiscal 2018.

Net income – The Company had net income of $4,273,000 for the year ended March 31, 2019, as compared to a net income of $6,190,000 for the year ended March 31, 2018.   The decrease in net income was mainly the result of an increase in SG&A expenses as a percentage of sales, as well as decreases in other and non-operating income as described above.

Net income for the plastic segment for the year ended March 31, 2019 was $3,697,000, as compared to net income of $5,490,000 for fiscal 2018.  The decrease in net income in the plastic segment was mainly due to an increase in SG&A expenses as a percentage of sales, as well as decreases in other income as described above.

Net income for the electronic segment for the year ended March 31, 2019 was $1,922,000, as compared to net income of $1,955,000 for fiscal 2018.  The decrease in net income in the electronic segment was mainly attributable to decrease in non-operating income, offsetting increases in gross profit and other income as described above.

Liquidity and Capital Resources

The Company relies primarily upon internally generated funds to finance its operations and investments.

As of March 31, 2019, the Company had working capital of $54,412,000 as compared to $50,560,000 at March 31, 2018.   The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings as of March 31, 2019.

As of March 31, 2019, the Company had cash and cash equivalents of $14,371,000, as compared to $15,192,000 at March 31, 2018.  During the year ended March 31, 2019, net cash provided by operating activities was $2,166,000.  Net cash used in investing activities was $1,399,000, which is mainly accounted for by proceeds of $7,210,000 from sale of marketable securities, and release of $1,819,000 in fixed deposits maturing over three months as well as release of $3,129,000 in time deposits maturing over twelve months, offsetting cash used in the purchases of fixed assets of $878,000 and of marketable securities for $12,704,000 during the year ended March 31, 2019.   Net cash used in financing activities was comprised mainly of $1,588,000 in dividend payments in the year ended March 31, 2019.

As of March 31, 2019, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.